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Exhibit 21.1

LIST OF PENNYMAC MORTGAGE INVESTMENT TRUST ENTITIES
as of December 31, 2009

Entity	Entity Type	State of Incorporation
PennyMac Corp.	Corporation	Delaware
PennyMac GP OP, Inc.	Corporation	Delaware
PennyMac Operating Partnership, L.P.	Limited partnership	Delaware

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LIST OF PENNYMAC MORTGAGE INVESTMENT TRUST ENTITIES as of December 31, 2009